

16014642

aMB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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SEC Mail Processing Section
MAR 02 2016
Washington DC
404

# ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

| SEC FILE NUMBER |
|---|
| 8-53535 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaport Global Securities LLC

| OFFICIAL USE ONLY |
|---|
| 116270 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Johnson 504-410-8012
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

| 5100 Village Walk, Suite 300 | Covington | LA | 70433 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Markus Witthaut, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Global Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONATHAN R. SILVERMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SI6026322
Qualified in New York County
My Commission Expires August 06, 2017

Notary Public

Signature

CCO / FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SEAPORT GLOBAL SECURITIES LLC

Audit of Financial Statement

December 31, 2015

## Contents


LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

**Report of Independent Registered Public Accounting Firm**

To the Board of Members
Seaport Global Securities LLC

We have audited the accompanying statement of financial condition of Seaport Global Securities LLC (the Company) as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaport Global Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 25, 2016

**SEAPORT GLOBAL SECURITIES LLC**
**Statement of Financial Condition**
**December 31, 2015**

| | |
|---|---|
| **Assets** | |
| Cash and Cash Equivalents | $ 9,693,587 |
| Receivable from Clearing Organizations | 11,653,582 |
| Securities Owned, at Fair Value | 23,018,488 |
| Accounts Receivable | 3,705,932 |
| Prepaid Expenses | 724,847 |
| Deposit with Clearing Organization | 500,296 |
| **Total Assets** | $ 49,296,732 |
| **Liabilities and Member's Equity** | |
| **Liabilities** | |
| Securities Sold, Not Yet Purchased, at Fair Value | $ 22,001,210 |
| Accounts Payable | 5,641,735 |
| Accrued Liabilities | 729,953 |
| **Total Liabilities** | 28,372,898 |
| **Member's Equity** | 20,923,834 |
| **Total Liabilities and Member's Equity** | $ 49,296,732 |

The accompanying notes are an integral part of this financial statement.

## Note 1. Summary of Significant Accounting Policies

### Organization and Nature of Business

Seaport Global Securities LLC (Seaport) (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001 and is a wholly owned subsidiary of Seaport Global Holdings LLC (Parent).

The Company is engaged in sales trading and consulting analysis of securities of companies across the credit-risk spectrum. Areas of focus include Distressed, High Yield, High Grade Convertible, Private and Structured Products. The Company also offers investment banking services, brokers municipal securities transactions and brokers trades of newly-issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutions and funds that manage in excess of $100 million.

### Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company defines cash equivalents for cash flow purposes as highly liquid investments purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

### Receivable from Clearing Organization

Receivable from clearing organization represents uncollected commissions and fees due from other brokers.

### Securities Transactions

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

### Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. There was no allowance for doubtful accounts as of December 31, 2015.

## Note 1. Summary of Significant Accounting Policies (Continued)

### Revenue Recognition

Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services.

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

### Income Taxes

The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its member.

### Risks and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the statement of financial condition.

Securities not readily marketable include private equity, investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

The standard insured amount under the Federal Deposit Insurance Corporation (FDIC) is $250,000 per depositor, per insured bank. At December 31, 2015 approximately $9,193,587 was in excess of insured level for cash accounts. Additionally, approximately $11,403,582 was in excess of insured level for clearing accounts. The Company monitors cash balances, and the quality of the three institutions that it utilizes, on an ongoing and continuous basis to manage its risk with respect to cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## Note 1. Summary of Significant Accounting Policies (Continued)

### Foreign Currency Transactions

Periodically the Company engages in foreign security transactions that may produce translation gains or losses. These transactions occur in the normal course of business, and are recorded currently with each transaction. The resulting gains or losses do not have a significant effect on the statement of operations.

### Future Application of Accounting Standards

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in the first quarter of fiscal 2019. Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option. The Company is currently evaluating the impact of the new guidance on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers and in August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers - Deferral of Effective Date. The accounting guidance defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The Company intends to adopt the new guidance in 2017. The Company does not expect this guidance to have a material effect on the financial condition, results of operations or cash flows.

In February 2015, the FASB issued ASU, No. 2015-02, Amendments to Consolidation Analysis, which requires companies to reevaluate whether they should consolidate certain entities. The guidance is effective beginning in 2017 and early adoption is permitted. The Company does not expect this guidance to have a material effect on the financial condition.

## Note 2. Receivable from Broker Dealers and Clearing Organizations

As December 31, 2015, the Company was due through its broker dealers and clearing organizations approximately $11,653,582. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

## Note 3. Deposits with Clearing Brokers

The Company maintains a clearing agreement with Merrill Lynch Pierce Fenner & Smith Inc. (Merrill) and has deposited $500,000 in an interest bearing account as required by the agreement. Amounts held on deposit are restricted from use until the agreement is terminated.

**Note 4. Fair Value of Financial Instruments**

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value if the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments. Security positions resulting from proprietary trading are measured at fair value. Any unrealized gains or losses resulting from marking these instruments to fair value are included in profit or loss. Net unrealized losses on securities held as of December 31, 2015 amount to approximately $413,790. The fair value of fixed-income securities owned that were purchased at a discount or premium comprises accreted interest income, changes in the fair value of securities, or both.

The Company defines fair value, under the authoritative standards which establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standards are used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs are unobservable and significant to the fair value measurement of the asset or liability, and in certain cases, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

**Note 4. Fair Value of Financial Instruments (Continued)**

The asset or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methods used at December 31, 2015.

- **US government securities:** Valued at the closing price reported in the active market in which the individual securities are traded.
- **Corporate bonds:** Certain corporate bonds are valued at the closing price reported in the active markets in which the bond is traded. Other corporate bonds are valued based upon yields currently available on comparable securities of issuers with similar credit ratings. Additionally certain bonds are estimated using recently executed transactions, market quotations (where observable), or bond spreads. The spread data used is the same for the maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined by the Company. Corporate bonds are generally categorized as Level 1 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3.
- **Common stocks:** Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.
- **Private equities:** Private equities are not listed on a national securities exchange. Fair value is determined by using recently executed transactions, or, when recently executed transactions are not available, using price quotes received from other brokers and market makers. When observable prices are not available, fair value is determined solely by the Company and its financial transactions with the specific entity. Private equities are generally categorized as level 3 in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value of reflective of future fair values. Additionally although the Company believes its valuation methods are appropriate and consistent with other market participants the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

| **Assets** | **Level 1** | **Level 2** | **Level 3** | **Totals** |
|---|---|---|---|---|
| US Government securities | $ - | $ - | $ - | $ - |
| Corporate Bonds | | | | |
| A - Rated | 20,971,402 | - | - | 20,971,402 |
| B - Rated | 1,244,311 | - | - | 1,244,311 |
| C - Rated | 92,797 | - | - | 92,797 |
| D - Rated | 8 | - | - | 8 |
| Not Rated | 373,988 | - | 317,502 | 691,490 |
| Total Corporate Bonds | 22,682,506 | - | 317,502 | 23,000,008 |
| Common Stocks | | | | |
| Forrest & Paper | 22 | - | - | 22 |
| Insurance | 17,208 | - | - | 17,208 |
| Total Common Stock | 17,230 | - | - | 17,230 |
| Options | 1,250 | - | - | 1,250 |
| | $ 22,700,985 | $ - | $ 317,502 | $ 23,018,487 |

| **Liabilities** | **Level 1** | **Level 2** | **Level 3** | **Totals** |
|---|---|---|---|---|
| US Government securities | $ (21,869,320) | $ - | $ - | $ (21,869,320) |
| Corporate Bonds | | | | |
| A - Rated | - | - | - | - |
| B - Rated | (131,600) | - | - | (131,600) |
| C - Rated | (290) | - | - | (290) |
| D - Rated | - | - | - | - |
| Not Rated | - | - | - | - |
| Total Corporate Bonds | (131,890) | - | - | (131,890) |
| | $ (22,001,210) | $ - | $ - | $ (22,001,210) |

## Note 4. Fair Value of Financial Instruments (Continued)

There were no transfers between Level 1 and Level 2 during the year.

The table below sets forth a summary of changes in the fair value of the Company's Level 3 investment assets for the year ended December 31, 2015.

| | | |
|---|---|---|
| Balance, beginning of the year | $ | 224,655 |
| Received as payment for services rendered | | 1,007,944 |
| Remitted to affiliate | | (224,655) |
| Distributed as compensation | | (690,442) |
| Balance, end of year | $ | 317,502 |

## Note 5. Related Party Transactions

**Services Agreement**
The Company has a continuing service agreement with its Parent. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent. In return, the Company pays a servicing fee which is calculated based upon percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas.

At December 31, 2015, the Company was obligated to its Parent in the amount of approximately $4,826,114 which is included in accounts payable.

**Clearing Agreement**
The Company is responsible for any loss, liability, damage, cost, or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make timely payment for securities purchased or timely and good delivery of securities sold. To date no such claims have been asserted, nor have such expenses been incurred.

**Lease Commitment**
The Company maintains a sublease agreement with its Parent, expiring on January 30, 2019. The sublease is subject and subordinate to, the Parent's prime lease. The Company pays its Parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement, which is calculated based upon percentage of revenue. The master lease expires September 30, 2016.

**Revenue Transactions**
As of December 31, 2015, the Company has recorded receivables from affiliates, Seaport Europe and Global Hunter Securities LLC, of $592,993 and $65,285, respectively. These amounts are included in accounts receivable on the Statement of Financial Condition.

## Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company reflected net capital of approximately $16,270,447, which was in excess of its required net capital of $250,000. The Company's ratio to Aggregate Indebtedness to Net Capital ratio was 0.38 to 1. Additionally, the Company reported haircuts amounting to approximately $1,109,276 on assets or liabilities that were not readily marketable and undue concentrations.

## Note 7. Commitments and Contingencies

The Company is a defendant in a number of legal proceedings currently pending in the Supreme Court of the State of New York and before the Financial Industry Regulatory Authority Dispute Resolution. The Company denies any wrongdoing and is vigorously defending these actions. Management believes that the disposition of these matters, individually or in the aggregate, will not have a material adverse effect on the financial position or the results of operations of the Company.

## Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax returns of its member. The Company files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2012, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2015, the Company had no uncertain tax positions.

## Note 9. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

**Note 9. Subsequent Events (Continued)**

In accordance with ASC 855, the Company evaluated subsequent events through February 25, 2016, the date these financial statements were available to be issued, and determined that the following event occurred that requires disclosure:

In January 2016, the Company made a distribution to its member totaling $4,000,000.

No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.


Seaport Global.

Seaport Global Securities LLC
Member FINRA & SIPC
360 Madison Avenue, 22nd Floor
New York, NY 10017
T 212 616 7700 F 212 616 7733

SEC
Mail Processing
Section
MAR 02 2016
Washington DC
404

March 1, 2016

Enclosed please find an amended annual audit report for Seaport Global Securities LLC. The report originally submitted had a clerical error on the Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and had different singers on the oath and the exemptions report.

Regards,

Markus Witthaut
CCO/FINOP